

Mail Stop 3561

October 7, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Edward Terino
Chief Financial Officer
Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

      Re: Arlington Tankers Ltd.
              Form 10-K for the year ended December 31, 2007
              File No. 001-32343

Dear Mr. Terino:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies And Estimates

Vessels, Depreciation and Impairment, page 40

1. We note from your disclosure here that you rely in part on "independent appraisals" to determine the fair value of your fleet. If you elect to make reference to an independent or third-party valuation specialist, you must specifically identify the specialist in your report. In addition, if you incorporate a report with such a reference into any registration statement, the specialist must be identified as an expert in the registration statement and his consent must be filed as an exhibit. As these financial statements have been incorporated by reference on page 159 of the Galileo Holding Corporation's Form S-4 (file no. 333-153247), filed August 29, 2008, you must either amend your Form 10-K and Forms 10-Q to delete the references to the third party valuations, or amend to include the name of such third party appraiser(s) and file the related required consent. Refer to Exhibit 23, Item 601 of Regulation S-K. Please note that this comment applies to references cited in both your annual and your interim filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief